SCOTT WILSON RPA

www.scottwilson.com

Suite 501 55 University Avenue P.O. Box 55 Toronto, Ontario M5J 2H7 Tel: (416)947-0907 Fax: (416)947-0395 Email: graham.clow@scottwilson.com

CONSENT OF GRAHAM G. CLOW

TO:

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
The United States Securities and Exchange Commission
American Stock Exchange

I refer to the annual information form for the fiscal year ended December 31, 2007 (the "AIF") of Aurizon Mines Ltd. (the "Company") and the annual report on Form 40-F for the fiscal year ended December 31, 2007 (the "Form 40-F") of the Company.

I, Graham G. Clow, P. Eng., do hereby consent to being named as a professional person in the AIF and Form 40-F and authorize the use of the information represented in the AIF and Form 40-F relating to the mineral resource and mineral reserve estimates at December 31, 2007 as having been prepared by me or under my supervision or as having been audited by me.

Dated this 31st Day of March, 2008.

(Signed)

Graham G. Clow, P.Eng.

SCOTT WILSON RPA

www.scottwilson.com

Suite 501 55 University Avenue P.O. Box 55 Toronto, Ontario M5J 2H7 Tel: (416)947-0907 Fax: (416)947-0395 Email: graham.clow@scottwilson.com

CONSENT OF JASON J. COX

TO:

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
The United States Securities and Exchange Commission
American Stock Exchange

I refer to the annual information form for the fiscal year ended December 31, 2007 (the "AIF") of Aurizon Mines Ltd. (the "Company") and the annual report on Form 40-F for the fiscal year ended December 31, 2007 (the "Form 40-F") of the Company.

I, Jason J. Cox, P.Eng., do hereby consent to being named as a professional person in the AIF and Form 40-F and authorize the use of the information represented in the AIF and Form 40-F relating to the mineral resource and mineral reserve estimates at December 31, 2007 as having been prepared by me or under my supervision or as having been audited by me.

Dated this 31st Day of March, 2008.

(Signed)

Jason J. Cox, P.Eng.

SCOTT WILSON RPA

www.scottwilson.com

Suite 501 55 University Avenue P.O. Box 55 Toronto, Ontario M5J 2H7 Tel: (416)947-0907 Fax: (416)947-0395 Email: graham.clow@scottwilson.com

CONSENT OF BERNARD SALMON

TO:

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
The United States Securities and Exchange Commission
American Stock Exchange

I refer to the annual information form for the fiscal year ended December 31, 2007 (the "AIF") of Aurizon Mines Ltd. (the "Company") and the annual report on Form 40-F for the fiscal year ended December 31, 2007 (the "Form 40-F") of the Company.

I, Bernard Salmon, Eng., do hereby consent to being named as a professional person in the AIF and Form 40-F and authorize the use of the information represented in the AIF and Form 40-F relating to the mineral resource and mineral reserve estimates at December 31, 2007 as having been prepared by me or under my supervision or as having been audited by me.

Dated this 31st Day of March, 2008.

(Signed)

Bernard Salmon, Eng.